                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                         FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940

      The undersigned investment company hereby notifies the Securities and
  Exchange Commission that it registers under and pursuant to the provisions of
               Section 8(a) of the Investment Company Act of 1940,
      and in connection with such notification of registration submits the following information:

                      Name: Tortoise Total Return Fund, LLC

   Address of Principal Business Office (No. & Street, City, State, Zip Code):
                        10801 Mastin Boulevard, Suite 222
                             Overland Park, KS 66210

             Telephone Number (including area code): (913) 981-1020

                Name and address of agent for service of process:

                                David J. Schulte
                        Tortoise Capital Advisors, L.L.C.
                             10801 Mastin Boulevard
                                    Suite 222
                             Overland Park, KS 66210

                                    Copy to:

                                Steven F. Carman
                       Blackwell Sanders Peper Martin LLP
                          4801 Main Street, Suite 1000
                           Kansas City, Missouri 64112

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b)
of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                   YES  [ ]                           NO  [X]

Additional Information

Item 1.           Tortoise Total Return Fund, LLC

Item 2.           The registrant was organized in Delaware on May 17, 2007.

Item 3.           The registrant is a limited liability company.

Item 4 and 5.     The registrant is a non-diversified closed-end management
                  investment company.

Item 6.           Tortoise Capital Advisors, L.L.C.
                  10801 Mastin Boulevard, Suite 222
                  Overland Park, Kansas 66210

Item 7.           Conrad S. Cicotello* (Director)
                  John R. Graham* (Director)
                  Charles E. Heath* (Director)
                  H. Kevin Birzer* (Director and Chairman of the Board)
                  Terry C. Matlack* (Director, CFO and Assistant Treasurer)
                  David J. Schulte* (President and CEO)
                  Zachary A. Hamel* (Senior Vice President)
                  Kenneth P. Malvey* (Senior Vice President and Treasurer)
                  Connie J. Savage* (Secretary)
                  P. Bradley Adams* (Assistant Treasurer)
                  Diane M. Bono* (Assistant Secretary)

                  *The address of each of these individuals is 10801 Mastin
                  Boulevard, Suite 222, Overland Park, Kansas 66210.

Item 8.           Not Applicable.

Item 9.           (a)  The registrant is not currently issuing and offering its securities to the public.

                  (b)  Not Applicable.

                  (c)  No.

                  (d)  Yes.

                  (e)  As of June 28, 2007, there is one owner of the
                       registrant's outstanding securities and Tortoise Total
                       Return Seed Corp. owns 100% of the registrant's
                       outstanding securities.

Item 10.          The registrant's total assets are valued at approximately
                  $170,000.

Item 11.          No.

Item 12.          The registrant has not produced a periodic report to its
                  securityholders.

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Overland Park and the State of Kansas on the 28th day of
June, 2007.

                                  Tortoise Total Return Fund, LLC

                                  By:  /s/ Terry C. Matlack
                                     -----------------------------------------
                                     Terry C. Matlack, Chief Financial Officer

Attest:  /s/ Zachary A. Hamel
       --------------------------------
         Zachary A. Hamel,
         Senior Vice President